ASML Announces 2004 Third Quarter Results: “Slowing but Growing”

VELDHOVEN, the Netherlands, October 13, 2004 — ASML Holding NV (ASML) today announced its financial results for the third quarter of 2004 as follows:

Total sales of EUR 610 million Q2 2004: Total sales of EUR 616 million Q3 2003: Total sales of EUR 370 million

Gross margin of 38.1 percent Q2 2004: 35.6 percent Q3 2003: 25.2 percent

Cash generated from operating and investing activities of EUR 79 million Q2 2004: Cash generated of EUR 76 million Q3 2003: Cash used of EUR 14 million

Order backlog of 183 lithography systems – 162 new and 21 refurbished systems – valued at EUR 2,053 million as of September 26, 2004.
Q2 2004: 174 systems / EUR 1,800 million value
Q3 2003: 91 systems / EUR 859 million value

“ASML achieved a number of milestones in the third quarter of 2004. The world’s first pre-production immersion tool was shipped, a new CEO was appointed and a strategic cross license agreement enhanced our freedom to innovate,” said Doug Dunn, retiring president and CEO, ASML. “ASML is continuing its commitment to operational excellence. This is evidenced by our gross margin and cash generation improvements.”

“ASML remains convinced of its ability to provide a solid financial performance for the final quarter of 2004 in spite of the softening of the overall semiconductor market which may lead to some order push-outs,” said Eric Meurice, president and CEO, ASML. “The value of ASML’s backlog is currently the highest in the company’s history and we have improved our operational efficiency.”

Outlook

The Q3 2004 product shipment mix favored 200 mm systems. The Q4 2004 product shipment mix is expected to favor 300 mm systems, resulting in a 20 — 24 percent increase in the average selling price for new systems over the Q3 2004 average selling price for new systems of EUR 8.7 million.

ASML improved its gross margin by more than 2 percent in Q3 2004 compared with the previous quarter or nearly 13 percentage points year-on-year. The current backlog supports a Q4 2004 gross margin of 39 — 40 percent. However the level of potential push-outs and the re-scheduling of tool deliveries could lower the gross margin.

ASML expects Q4 2004 research and development (R&D) expenses to be approximately EUR 70 million and sales, general and administrative expenses (SG&A) to be approximately EUR 55 million.

Due to an expected enactment in Q4 2004 of the Dutch corporate income tax rate reduction, the company has to adjust the valuation of its tax assets and liabilities accordingly. This will lead to a valuation adjustment of deferred tax assets, creating a one-time increase in the tax charge in Q4 2004 of approximately EUR 15 – 20 million. Going forward, this tax rate reduction will consequently lead to a decrease of the effective tax rate of approximately 2 percentage points.

Operations Update

In Q3 2004, ASML generated a net profit of EUR 41 million or EUR 0.08 per ordinary share, taking into account an initial cross license payment of approximately EUR 49 million (US$ 60 million), pre-tax. Excluding this charge, the net profit would have been EUR 74 million or EUR 0.15 per ordinary share. This compares with a Q2 2004 net profit of EUR 65 million or EUR 0.14 per ordinary share and a Q3 2003 net loss of EUR 31 million or EUR 0.06 per ordinary share.

Total sales for Q3 2004 were 71 systems – 55 new and 16 refurbished. Total net sales for Q3 2004 were EUR 610 million as compared with total net sales in Q2 2004 of EUR 616 million and total net sales in Q3 2003 of EUR 370 million. In Q3 2004, revenue from service and field options was EUR 78 million as compared with Q2 2004 revenue from service and field options of EUR 73 million and EUR 57 million in Q3 2003.

The Q3 2004 average selling price including refurbished systems was EUR 7.5 million. This compares with the Q2 2004 average selling price of EUR 7.6 million and the Q3 2003 average selling price of EUR 9.2 million, which included a product mix favoring 193 nm systems over 248 nm systems.

R&D expenditures for Q3 2004 were EUR 118 million net of credit, taking into account an initial cross license payment of approximately EUR 49 million (US$ 60 million). This compares with Q2 2004 R&D expenditures of EUR 69 million net of credit and Q3 2003 R&D expenditures of EUR 62 million net of credit. SG&A expenses totaled EUR 52 million in Q3 2004 as compared with EUR 50 million in Q2 2004 and EUR 50 million in Q3 2003.

ASML concluded the third quarter of 2004 with an additional EUR 80 million in cash and cash equivalents, bringing the cash total to EUR 1,316 million as of September 26, 2004.

The order backlog comprises 183 lithography systems with approximately 80 percent expected to ship in the next six months. It is expected that the remaining 20 percent will ship in the following six months. The average selling price of systems in the backlog expected to ship in the next six months is EUR 10.3 million.

Stuart McIntosh to Retire

In addition, ASML announced that Stuart McIntosh, executive vice president operations and president lithography, has confirmed to the Supervisory Board that he plans to retire from his position on the Board of Management, effective January 3, 2005. McIntosh, 60, joined ASML in 2000. A native of the UK, McIntosh plans to dedicate his time to his family internationally after retirement. Succession of McIntosh’s responsibilities will be disclosed in due course.

“ASML would like to thank Stuart McIntosh for his valuable contributions to the company,” said Doug Dunn, retiring president and CEO, ASML. “His decision to retire for family reasons marks a successful career in the semiconductor industry, including strong results that achieved while serving ASML and its stakeholders.”

About ASML

ASML is the world’s leading provider of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML.

Conference Call – Additional Call

ASML sponsors two conference calls to discuss the 2004 Q3 financial results. Both calls, hosted by retiring CEO Doug Dunn, CEO Eric Meurice and CFO Peter Wennink, will be held today, October 13. The conference calls will also be Web cast live via ASML.com.

Press Call — 10:00 a.m. Central European Time / 4:00 a.m. EST
Dial in numbers: the Netherlands — +31 20 531 58 28, the US — +1 706 679 0473
Replay available until October 20 — +31 70 315 4300, pass code 032631#
Replay of Web cast available until November 15 at ASML.com

Financial Analyst Call — 16.30 Central European Time / 10.30 Eastern US Time
Dial in numbers: the Netherlands – +31 20 531 5828; the US – +1 706 679 0473
Replay available until October 20 – +1 706 679 0473, pass code 1197535#
Replay of Web cast available until November 15 at ASML.com

Pre-Recorded Message

A pre-recorded message from retiring ASML CEO Doug Dunn on the financial results is available on ASML.com, under Q3 2004 Financial Results.

Forward Looking Statements

This document includes forward-looking statements that are subject to risks and uncertainties including, but not limited to: economic conditions, product demand and semiconductor industry capacity, competitive products and pricing, manufacturing efficiencies, new product development, ability to enforce patents, the outcome of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment and other risks indicated in filings with the US Securities and Exchange Commission.

ASML Tom McGuire Vice President Communications corpcom@asml.com tel: +31.40.268.5758 fax: +31.40.268.3655

ASML Elizabeth Kitchener Director Corporate Communications corpcom@asml.com tel: +1.203.761.6300 fax: +1.203.761.4207

ASML Craig DeYoung Vice President Investor Relations craig.deyoung@asml.com tel: +1.480.383.4005 fax: +1.480.383.3976

ASML Franki D’Hoore Director European Investor Relations & EU Affairs franki.dhoore@asml.com tel: +31.40.268.6494 fax: +31.40.268.3655